David Lubin & Associates, PLLC
10 Union Avenue
Suite 5
Lynbrook, NY 11563
Tel. (516) 887-8200
Fax (516) 887-8250

May 11, 2011

BY EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Attention:  H. Christopher Owings
                    Assistant Director

Re:	Gold Swap Inc. Registration Statement on Form S-1 Filed on March 30, 2011 File Number 333-173163

Dear Mr. Owings:

On behalf of Gold Swap Inc. (the “Company”), we are herewith filing with the Securities and Exchange Commission (the "Commission") Amendment No.1 to Registration Statement on Form S-1/A (the "Amendment”) in response to the Commission's comment letter, dated April 27, 2011 (the “Comment Letter”), with reference to the Registration Statement on Form S-1 (the “Registration Statement”) filed with the Commission on March 30, 2011.

In addition to the Amendment, the Company supplementally responds to all the Commission's comments as follows:

General

1. We note your disclosure that you are not and do not intend to be a blank check company and have no plans or intentions to merge with an unidentified company. However, it still appears that you are a blank check company as defined by Rule 419 of Regulation C in view of the following:

Your disclosure indicates that you are a development stage company issuing penny stock;

You have not generated any revenues and have a net loss of $1,078,505 since inception;

You have not yet commenced operations and it is unclear whether you will be able to do so within the next 12 months;

You have no assets, except for $47,480 in cash; and

You will be unable to implement your business plan without obtaining substantial additional funding.

In the adopting release of Rule 419, the Commission stated that “it will scrutinize registered offerings for attempts to create the appearance that the registrant is not a development stage company or has a specific business plan, in an effort to avoid the application of Rule 419.” Therefore, please revise the registration statement to comply with Rule 419 and prominently disclose that you are a blank check company. Alternatively, please provide us with a detailed analysis addressing each of the issues described above in explaining why you believe the company is not a blank check company, and include a specific business plan for the next twelve months. In providing the specific business plan, the company should also disclose its day-to-day operations.

Response: The Company is not a blank check company as defined in Rule 419. Pursuant to Rule 419(a)(2), a blank check company is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and is issuing "penny stock," as defined in Rule 3a51-1 under the Securities Exchange Act of 1934.  Since its inception, the Company had a specific business plan - it was formed to facilitate the broad-scale recycling of jewelry and other items containing precious metals. As discussed in the “Description of Business”, although the Company has nominal assets and has not conducted business or generated revenues since inception, the Company intends to focus the business of direct-from-consumer, procurement and aggregation of precious metals to be recycled.

(i)           Although the Company is a development stage company (since it has not generated any revenues from operations) issuing shares for less than $5.00, the Company has a specific business purpose. Furthermore, the Company has no intention to engage in any merger or acquisition with another entity.

(ii)           The fact that the Company has not generated revenues and has a net loss does not render the Company a blank check company. As clearly stated in the Amendment, the Company is a development stage company with a clear, specified business plan.

(iii)           Management is currently exploring agreements with collection agents and refiners that would insure and process the metals. By outsourcing this function much of the required insurance, liability, and licensing can be handled by this third party. In addition, the Company is working on a bag and envelope system for the customer to request a kit that would be sent and tracked by the customer through the entirety of the refining process. The Company is waiting on a final proposal from an outside company to develop the back end processing of the website.

(iv)           Although the current sole asset of the Company is cash, this does not render the Company a blank check company. As stated above, management is actively seeking to pursue its business; however, until agreements are met with third parties (such as the collection agents and refinders).

2. The disclosure in your filing regarding the status of your operations and the name under which you will operate is inconsistent with statements made on your website. For example, we note the following:

You state in the “Prospectus Summary” section and throughout the filing that “[your] operations have been limited to organizational, start-up, and capital formation activities.” However, both of your websites state that you are a “well established Company” and that you have been evaluating gold for “almost 20 years.”

Your websites indicate that you are operating as “Bucks for Bling” and “Get more for your Gold” and there is no mention of Gold Swap Inc. on these websites.

Your websites appear to allow sellers to request mailing kits at this time; however, the disclosure in the “Process” section on page 17 of your filing seems to indicate that you will send such kits, but that you have not yet done so.

Please note these are examples only and reconcile the information in your website and registration statement so that material information about your company is consistent. Also revise your disclosure throughout the filing to clarify whether you have commenced operations and to state whether you are doing business under additional names.

Response: The Company has reconciled the information on its website with the information in the Amendment.

Cover Page of the Registration Statement

3. We note your disclosure here and elsewhere in your filing that the price of the shares to be registered in this offering is based upon the original purchase price to selling shareholders with an increase because the shares will be “liquid” and registered. Please explain the basis for your statement that these shares will be liquid, in light of your disclosure elsewhere in the filing that there is not currently a market for your stock and that a public market may never develop. Alternatively, delete your statement regarding the liquidity of shares to be issued.

Response: The Company has deleted the disclosure regarding the shares being liquid in accordance with the comments of the Commission, including such disclosure provided for in the "Determination of the Offering Price" and "Plan of Distribution" sections.

Prospectus Cover Page

4. Please move the delaying amendment to the front cover page of the registration statement, where it is required to appear. See Item 501(a) of Regulation S-K.

Response: The Company has moved the delaying amendment language to the front cover page.

5. Please revise your disclosure to state that selling shareholders will receive all of the proceeds from this offering and disclose the anticipated proceeds to selling shareholders on a per share and aggregate basis. See Item 501(b)(3) of Regulation SK.

Response: The Company has revised the disclosure in accordance with the comments of the Commission; however, the per share offering price of ten cents was previously provided for but the Amendment provides for the aggregate anticipated proceeds to the selling shareholders.

Risk Factors, page 3

If we cannot manage our growth effectively, page 7

6. Please disclose the basis for your statement that you anticipate to experience rapid growth or remove this statement.

Response: The Company has deleted this risk factor.

If our shares are quoted on the OTC Bulletin Board, page 9

7.  Please state clearly in this risk factor that although you intend to apply for quotation on the OTCBB, there is no guarantee that a market maker will agree to file an application your behalf and that even if an application is filed, there is no guarantee that you will be accepted for quotation.

Response: The risk factor has been revised in accordance with the Commission's comment.

Description of Securities, page 16

8. Please describe any provisions in your charter or bylaws specifying the vote required by security holders to take action and describe any liquidation rights. See Items
202(a)(1)(v) and 202(a)(1)(vii) of Regulation S-K.

Response: There are no provisions in either the charter or bylaws specifying any requisite voting rights or liquidation rights.

Management’s Discussion and Analysis of Financial Condition and Results of Operation, page 20

Total Operating Expenses, page 21

9. We note your disclosure of $1,075,000 for compensation expense, which represents substantially all of your operating expenses for 2010. The disclosure on page F-4 suggests you issued 21.5 million shares with a value of $.05 per share in determining the amount of compensation expense. If so, please expand your discussion to indicate  such including the recipients of such shares, the period of the services rendered and the basis for the fair value assigned.

Response: The Amendment has been revised in accordance with the comments of the Commission

Liquidity and Capital Resources, page 21

10. We note that your auditor has expressed a going concern opinion. Please disclose your plan to raise additional capital, including any anticipated sources of capital. In this regard, we note that you estimate requiring a minimum of $150,000 in the next 12 months to commence operations. Also disclose an approximate timeline as to when you expect to incur the costs listed at the bottom of page 20 and state what you plan to do if you raise some, but not all of the $150,000. Note that any registrant that has identified a material liquidity deficiency must disclose the course of action the registrant will take to remedy the deficiency. See Item 303(a)(1) of Regulation S-K.

Response: As provided in the Amendment, the Company has no agreements or arrangements with any third party to obtain the minimum amount of capital estimated to operate the business for the next 12 months. After the Registration Statement is declared effective, management might seek to talk to third parties to attempt to obtain either debt or equity financing, but currently no such discussions are contemplated. To remedy the material liquidity deficiency, management hopes and anticipates that some of the officers and directors will lend the Company funds if and when necessary, and the Amendment has been revised to provide as such.

11. Please disclose whether or not you have any material commitments for capital expenditures relating to the next 12 months. See Item 303(a)(2) of Regulation S-K. If none, then supplementally advise.

Response: Currently the Company has no commitments for capital expenditures in the next 12 months and has revised the Amendment accordingly.

Directors, Executive Officers, Promoters and Control Persons, page 21

12. Please discuss any involvement in bankruptcy and legal proceedings over a ten rather than five year period. See Item 401(f) of Regulation S-K.

Response: The Amendment has been revised to include any involvement in bankruptcy and legal proceedings for a ten year period.

Certain Relationships and Related Transactions, page 25

13. Please identify each of your promoters and state the nature and amount of anything of value received or to be received by each promoter, directly or indirectly, from the company, and the nature and amount of any assets, services or other consideration therefore received or to be received by the company. See Item 404(c) of Regulation S-K and Rule 405 of Regulation C.

Response: The Amendment has been revised to provide that each promoter did not receive anything of value received or to be received by each promoter, directly or indirectly, from the Company.

Financial Statements – For the period from inception (July 13, 2010) through December 31, 2010

Notes to Financial Statements

Note 2 – Going Concern, page F-9

14. We note your disclosure regarding your ability to continue as a going concern. Your disclosure suggest management’s viable plans are potential asset acquisitions, mergers or business combinations with other entities, further implementation of its business plan and continuing to raise funds though debt or equity raises. There is no indication in the filing that such plans are in the company’s future. Section 607.02 of the Financial Reporting Codification requires appropriate and prominent disclosure of a registrant’s financial difficulties along with its viable plans to overcome such difficulties. It is not clear to us whether your stated plans are viable. Please revise your disclosure to indicate whether obtaining loans from officers and directors is part or all of the viable plans by management.

Response: Note 2 of the financial statements included in the Amendment have been revised to delete any references to potential business combinations, which is not part of the Company's business plan.

Exhibits, page II-3

Exhibit 23.1

15. The consent dated March 25, 2011 does not correspond to the same date of the audit report issued on the included financial statements. Please coordinate with Berman & Company, P.A. to revise the consent or audit report to ensure the consent makes appropriate reference to the audit report.

Response: The date of the consent from Berman & Company, P.A. provided for in the Amendment  filed as Exhibit 23.1 to the Amendment corresponds to the date of the audit report issued on the financial statements included in the Amendment.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment. Please address any further questions or comments to the undersigned at the above-referenced telephone and fax numbers. Thank you very much.

Very truly yours, /s/David Lubin David Lubin

cc: Mr. Melvin Schlossberg